UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING
                                                  SEC FILE NUMBER

                                                      33-7693

                                                  CUSIP NUMBER

                                                   918388-10-9


Form 10-Q
For Period Ended: March 31, 1997

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

VTX ELECTRONICS CORP.
Full Name of Registrant

920 Conklin Street
Address of Principal Executive Office (Street and Number)

Farmingdale, New York 11735
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
     (a) The reasons described i reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense








PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-Q could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     VTX Electronics, Corp. filed a petition for reorganization under Chapter 11 of the bankruptcy code.


PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:
     Nicholas Hutzel             (516)            293-1610
         (Name)               (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
     identify report(s).                                    YES

(3) Is It anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be
     included in the subject report or portion thereof?     NO

                     VTX ELECTRONICS, CORP.
          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date      May 14, 1997        By  /s/ Nicholas Hutzel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.